UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ViewRay, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

92672L107
(CUSIP Number)

Name: Theodore Wang c/o Puissance Capital Management LP 950 Third Avenue, 25th Floor New York, New York 10022 Telephone Number: (212) 878-3702
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

_________________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	92672L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Puissance Cross- Border Opportunities I LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,842,975

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,842,975

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,842,975

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	92672L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Puissance Capital Fund (GP) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,842,975

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,842,975

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,842,975

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	92672L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Puissance Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,842,975

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,842,975

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,842,975

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

IA, PN

CUSIP No.	92672L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Puissance Capital Management (GP) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,842,975

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,842,975

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,842,975

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	92672L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Theodore Wang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

19,556

8.	SHARED VOTING POWER

6,842,975

9.	SOLE DISPOSITIVE POWER

19,556

10.	SHARED DISPOSITIVE POWER

6,842,975

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,862,531

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	92672L107

Item 1.	Security and Issuer.

The name of the issuer is ViewRay, Inc., a Delaware, U.S.A. corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2 Thermo Fisher Way, Oakwood Village, Ohio 44146. This Schedule 13D relates to the Issuer's shares of common stock, $0.01 par value per share (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are Puissance Cross-Border Opportunities I LP, a Cayman Islands exempted limited partnership (“Puissance Cross-Border Opportunities”), Puissance Capital Fund (GP) LLC, a Delaware limited liability company (“Puissance GP”), Puissance Capital Management LP, a Delaware limited partnership (“Puissance Capital Management”), Puissance Capital Management (GP) LLC, a Delaware limited liability company (“Puissance Capital Management GP”) and Theodore Wang, a United States citizen (“Mr. Wang” and collectively with Puissance Cross-Border Opportunities, Puissance GP, Puissance Capital Management and Puissance Capital Management GP, the “Reporting Persons”).

	(b)	The principal business address of the Reporting Persons is 950 Third Avenue, 25th Floor, New York, NY 10022.

	(c)	Puissance GP serves as the general partner of Puissance Cross-Border Opportunities, a private investment fund. Puissance Capital Management serves as the investment manager of Puissance Cross-Border Opportunities. Puissance Capital Management GP serves as the general partner to Puissance Capital Management. Mr. Wang serves as the managing member of both Puissance GP and Puissance Capital Management.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 6,842,975 Shares directly owned by Puissance Cross-Border Opportunities and deemed to be beneficially owned by Puissance GP, Puissance Capital Management, Puissance Capital Management GP and Mr. Wang came from the working capital of Puissance Cross-Border Opportunities. The net investment costs (including commissions, if any) of the 6,842,975 Shares were approximately $20,528,925. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business. In addition, the Issuer granted Mr. Wang options to purchase 19,556 shares in connection with Mr. Wang’s appointment to the Issuer’s Board of Directors.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities.

On January 13, 2017, Puissance Cross-Border Opportunities and certain other shareholders of the Issuer (collectively, the “Investors”) entered into a stockholder’s agreement (the “Stockholder’s Agreement”) with the Issuer pursuant to which, among other things, Puissance Cross-Border Opportunities nominated for election one member and such member was appointed to the Issuer’s Board of Directors (the “Investor Designee”) and was granted certain registration rights with respect to the 6,842,975 Shares. Mr. Wang, one of the Reporting Persons, is the Investor Designee. The foregoing summary of the Stockholder’s Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Stockholder’s Agreement, a copy of which is attached as Exhibit D to the Schedule 13D filed by the Reporting Persons on January 18, 2017, and is incorporated herein by reference. In addition, the Issuer granted Mr. Wang options to purchase 19,556 shares in connection with Mr. Wang's appointment to the Issuer's Board of Directors.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Puissance Cross-Border Opportunities may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 10.1% of the Shares, based upon 67,653,772 Shares outstanding as of the date hereof. Puissance Cross-Border Opportunities has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares. Puissance Cross-Border Opportunities has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Puissance GP may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 10.1% of the Shares, based upon 67,653,772 Shares outstanding as of the date hereof. Puissance GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares. Puissance GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Puissance Capital Management may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 10.1% of the Shares, based upon 67,653,772 Shares outstanding as of the date hereof. Puissance Capital Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares. Puissance Capital Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Puissance Capital Management GP may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 10.1% of the Shares, based upon 67,653,772 Shares outstanding as of the date hereof. Puissance Capital Management GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares. Puissance Capital Management GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Mr. Wang may be deemed to be the beneficial owner of 6,862,531 Shares, constituting 10.1% of the Shares, based upon 67,653,772 Shares outstanding as of the date hereof, adjusted for certain options held by Mr. Wang. Mr. Wang has the sole power to vote or direct the vote of 19,556 Shares and the shared power to vote or direct the vote of 6,842,975 Shares. Mr. Wang has the sole power to dispose or direct the disposition of 19,556 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

The Issuer’s total Shares outstanding figure is based on discussions with the Issuer.

The Reporting Persons have not transacted in the Shares during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 13, 2017, Puissance Cross-Border Opportunities and the Issuer entered into a securities purchase agreement ("SPA") to acquire 6,842,975 Shares and a warrant to purchase 1,368,595 Shares at an exercise price of $0.125 for aggregate consideration of $171,074.38. The form of warrant agreement and the SPA are attached as Exhibit B and Exhibit C, respectively, to the Schedule 13D filed by the Reporting Persons on January 18, 2017, and are incorporated herein by reference. In addition, Puissance Cross-Border Opportunities, the Issuer and certain shareholders of the Issuer entered into the Stockholder's Agreement, which is described above in Item 4 and attached as Exhibit D to the Schedule 13D filed by the Reporting Persons on January 18, 2017, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The Joint Filing Agreement, Warrant Agreement, Securities Purchase Agreement and Stockholder’s Agreement are hereby incorporated by reference to Exhibits A, B, C and D, respectively, to the Schedule 13D filed by the Reporting Persons on January 18, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/01/2018
(Date)

Puissance Cross-Border Opportunities I LP *
By: Puissance Capital Fund (GP) LLC, its general partner
By: /s/ Theodore Wang
Name: Theodore Wang Title: Managing Member
Puissance Capital Fund (GP) LLC *

By: /s/ Theodore Wang Name: Theodore Wang Title: Managing Member
Puissance Capital Management LP* By: Puissance Capital Management (GP) LLC, its general partner
By: /s/ Theodore Wang Name: Theodore Wang Title: Managing Member Puissance Capital Management (GP) LLC* By: /s/ Theodore Wang Name: Theodore Wang Title: Managing Member
Theodore Wang* By: /s/ Theodore Wang

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment number one, dated 02/01/2018, relating to the Common Stock, $0.01 par value per share, of ViewRay, Inc. shall be filed on behalf of the undersigned.

02/01/2018
(Date)

Puissance Cross-Border Opportunities I LP
By: Puissance Capital Fund (GP) LLC, its general partner
By: /s/ Theodore Wang
Name: Theodore Wang Title: Managing Member
Puissance Capital Fund (GP) LLC

By: /s/ Theodore Wang Name: Theodore Wang Title: Managing Member
Puissance Capital Management LP By: Puissance Capital Management (GP) LLC, its general partner
By: /s/ Theodore Wang Name: Theodore Wang Title: Managing Member Puissance Capital Management (GP) LLC By: /s/ Theodore Wang Name: Theodore Wang Title: Managing Member
Theodore Wang* By: /s/ Theodore Wang
Puissance Cross-Border Opportunities I LP